UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 24, 2024	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On May 24, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) made a public announcement on the Market Observation Post System in Taiwan (“MOPS”) that Ms. Hui-Fen Chan, the Company’s independent director, has applied for her resignation as the Company’s independent director, the member of the Company’s audit committee, and the member of the Company’s nomination committee for personal reason. The original terms of those positions were from July 12, 2021 to July 11, 2024 for the independent director position, July 12, 2021 to July 11, 2024 for the audit committee member, and November 2, 2023 to July 11, 2024 for the nomination committee member, respectively. As required to be announced on the MOPS, the turnover rate of the same-term directors was one out of nine and one out of five for the same-term independent directors. The Company received the resignation letter from Ms. Hui-Fen Chan on May 24, 2024. The resignation of these positions mentioned above will be effective on May 25, 2024. The Company has four other independent directors, which will continue to execute relevant duties. As the term of the current independent directors is about to expire, the Company has already scheduled to hold the re-election of all directors at its Annual Shareholder’s Meeting on May 30, 2024. The operation of the Company’s board of directors, audit committee, and nomination committee will not be affected.